Exhibit 99.1

Origin Agritech Limited to Announce Fiscal 2011 Annual Financial Results on January 19

BEIJING--(BUSINESS WIRE)--January 18, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced that the Company will report results for its fiscal year 2011 ended September 30, 2011, before the market opens on Thursday, January 19, 2012.

The Company will host a teleconference on January 19, 2012, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the annual results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time.

A replay of the call will be available shortly after the conference call through 11:59 p.m. ET on January 26, 2012, or 12:59 p.m. Beijing Time on January 27, 2012. The replay dial-in numbers are: U.S. toll free number +1-877-660-6853, or the international number is +1-201-612-7415; using Account "286" and Conference ID "387324" to access the replay.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing population of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com